UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 28, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nash Finch Company
Full Name of Registrant

Former Name if Applicable

7600 France Avenue South
Address of Principal Executive Office (Street and Number)

Edina, Minnesota 55435
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             As previously reported, Nash Finch Company (the “Company”) announced on November 18, 2002 a delay in the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended October 5, 2002, and accordingly filed a Notification of Late Filing on Form 12b-25 on November 20, 2002.  The delay was attributable to an internal investigation of the Company’s practices relating to “count-recount” charges assessed to the Company’s vendors in connection with certain types of promotional allowances.  These practices are also the subject of a previously reported investigation being conducted by the Division of Enforcement of the Securities and Exchange Commission (“SEC”).

             On November 27, 2002, the Company reported that it had received a Nasdaq staff determination that its securities were subject to delisting from the Nasdaq National Market because of the delay in filing its third quarter 2002 Form 10-Q.  Following a hearing before the Nasdaq Listing Qualifications Panel (the “Nasdaq Panel”) to review the Nasdaq staff determination, the Company reported on January 22, 2003 that the Nasdaq Panel had determined that the Company’s securities could continue to be listed on the Nasdaq National Market subject to the conditions that the Company file with the SEC and Nasdaq its third quarter 2002 Form 10-Q by March 19, 2003 and its fiscal 2002 Form 10-K by March 28, 2003.

             In February 2003, the Company reported that its independent auditors Deloitte & Touche LLP, which had been engaged by the Company on July 29, 2002, had resigned effective January 28, 2003 and that it was seeking the concurrence of the SEC’s Office of the Chief Accountant with the Company’s conclusion that it had properly accounted for the count-recount charges.  On March 14, 2003, the Company reported that the staffs of the SEC’s Office of the Chief Accountant and Division of Corporation Finance had indicated that, based on the Company’s oral and written representations, they will not object at this time to the Company’s accounting for count-recount charges.  The investigation by the SEC’s Division of Enforcement of the Company’s treatment of count-recount charges is ongoing and the response by the staffs of the Office of Chief Accountant and Division of Corporation Finance does not preclude any further action by the Division of Enforcement.

             The Company also reported on same date that its Audit Committee had engaged Ernst & Young LLP (“Ernst & Young”) as the principal accountant to audit the Company’s financial statements, beginning with its financial statements for the fiscal year ending December 28, 2002.  Given the fact that Ernst & Young has only recently been engaged as the Company’s independent auditor, it has not completed its audit of the financial statements to be included in Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002, nor has it completed a review of the interim financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the fiscal third quarter 2002 in accordance with professional standards and procedures for conducting such reviews.  Accordingly, the Company is unable to file its Annual Report on Form 10-K for fiscal 2002 within the prescribed time period, and will be further delayed in filing its Quarterly Report on Form 10-Q for the fiscal third quarter 2002.  As a result, the Company requested from the Nasdaq Panel an extension of the deadlines for filing its periodic reports for the third fiscal quarter 2002, fiscal 2002, and first fiscal quarter 2003.

             On March 25, 2003, the Company reported that the Nasdaq Panel agreed to extend the deadlines for the filing of these periodic reports.  The revised deadlines require that the Company file with the SEC and Nasdaq its Quarterly Report on Form 10-Q for the third quarter 2002 by May 15, 2003, its Annual Report on Form 10-K for 2002 by May 30, 2003, and its Quarterly Report on Form 10-Q for the first quarter 2003 by June 9, 2003.  Satisfaction of the revised deadlines is a condition to the continued listing of the Company’s securities on the Nasdaq National Market.  The Company expects that it will file these periodic reports on or before the respective dates indicated.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert B. Dimond	(952)	832-0534
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
Quarterly Report on Form 10-Q for the sixteen weeks ended October 5, 2002

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           As previously reported in a Current Report on Form 8-K dated February 14, 2003, the Company’s unaudited net earnings and diluted earnings per share were $29.7 million and $2.46, respectively, in fiscal 2002, as compared to $21.3 million and $1.78, respectively, for the prior fiscal year, as reported.  Excluding goodwill amortization from 2001 results, net earnings would have been $26.0 million or $2.17 per share.  In addition, the increase in 2002 net income reflected improvements in gross margin and expenses resulting from the Company’s continued focus on controlling expenses.

Nash Finch Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2003	By	/s/ Robert B. Dimond
		Name	Robert B. Dimond
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).